SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS
________________

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Benefits Committee and Plan participants of the
Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2008

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value (Note 3)	$136,758,285	$117,579,089
Cash	-	430
Receivables:
Employer contribution	3,027,612	2,575,771
Accrued interest and dividends	50,272	72,627
Total receivables	3,077,884	2,648,398
Total assets	139,836,169	120,227,917

LIABILITIES

Accrued Expenses	24,017	50
Net assets reflecting all assets at fair value	139,812,152	120,227,967
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	146,580	101,984
Net assets available for benefits	$139,958,732	$120,329,951

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2007

Additions:

Investment income (loss):
Net investment loss from Master Trust (Note 3)	$(12,399,467)
Net appreciation in fair value of investments (Note 3)	5,428,639
Interest	549,613
Dividends	922,702
Total investment income (loss)	(5,498,513)

Contributions:
Participant	6,459,532
Employer	5,351,899
Rollover contributions	1,389,649
Total contributions	13,201,080
Total additions	7,702,567

Deductions:

Distributions to participants	13,590,653
Defaulted loans	8,606
Administrative costs	70,304
Total deductions	13,669,563
Net decrease before transfers	(5,966,996)
Transfers in due to merger (Note 1)	22,080,297
Other transfers (Note 10)	3,515,480
Net increase in net assets available for benefits	19,628,781

Net assets available for benefits:

Beginning of year	120,329,951
End of year	$139,958,732

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective August 17, 2007, the Modine Employee Stock Ownership Plan (“the ESOP”), a separate plan sponsored by the Company, was merged into the Plan.

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

During 2007, the Company made matching contributions equal to 60% of Participant contributions which did not exceed 6% of total compensation.  Effective February 18, 2008, the Company matching contributions will be equal to 50% of Participant contributions which will not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution.  During 2007, the Company did not make any discretionary matching contributions.  Effective January 1, 2007, the Company matching contributions to Participant accounts are invested based on the Participants’ investment elections for Participant contributions (prior to January 1, 2007, they were invested in the Modine Company Stock Master Trust Fund).

In addition, the Company makes a separate, discretionary contribution annually to the Plan for all salaried employees.  For 2007, the Company made a discretionary contribution to eligible participants which totaled $3,027,612, which was equal to 4% of eligible compensation.  The contribution is invested in the same funds in the same proportion as the employee’s contributions.  If the employee is not contributing to the Plan the funds are invested in the Stable Principal Fund.

Participant and Company contributions are subject to certain statutory limitations.

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NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan (continued)

C.	Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company's contributions.  Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 are 100% vested in their Matching Account.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.  Effective January 1, 2007, the loan policy was changed to impose a 12 month waiting period following loan repayment, increase the loan origination fee and increase the interest rate to Prime rate plus 2% for general purpose loans and a 15-year mortgage rate for home loans.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

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NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan (continued)

H.	Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions.  During the Plan year forfeitures totaling $63,398 were used to reduce Employer Matching Contributions.

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

J.	Trustee

As of December 31, 2007 and 2006, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A., Milwaukee, Wisconsin.

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B.	Effect of Newly Issued but Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

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NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies (continued)

C.	Investment Valuation

Investment in the Modine Company Stock Master Trust Fund ("Master Trust") consists primarily of Modine Manufacturing Company common stock with a small amount in money market investments.  The investment in the Master Trust is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund's total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  The number of units and fair value of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2007	December 31, 2006

Units	1,205,641	663,795
Market Price	$24,006,220	$19,681,842

The common stock held within the Master Trust is valued at fair value based on quoted market prices.  The money market investments are reported at cost which approximates fair value.  Common collective funds, other than stable value funds, are valued at the fair value of Participant units held by the Plan as of the last trading day of the period, which have been reviewed and approved by Plan management.  The fair value of the Plan’s interest in a stable value fund is based upon the net asset value of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

D.	Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date.  Interest income is recorded on the accrual basis.  The cost of securities sold is determined on a moving average cost basis.

E.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies (continued)

F.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

G.	Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein.  Actual results could differ from those estimates.

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2007	December 31, 2006

M&I Diversified Stock Fund	$7,866,262	$7,072,815
M&I Stable Principal Fund (contract values: 2007 – $12,407,617; 2006 – $9,606,738)	12,261,037	9,504,754
Vanguard Institutional Index Fund	16,884,510	17,417,235
Dodge & Cox Stock Fund	11,073,075	10,229,743
Investment in Modine Company Stock Master Trust Fund	24,006,220	19,681,842	*
Fidelity Advisor Diversified International Fund	12,759,913	10,168,337
Wells Fargo Small-Cap Value Fund	12,367,360	10,984,124
Goldman Sachs Mid-Cap Value Fund	7,545,884	7,251,700
American Funds/Growth Fund of America	9,545,356	3,769,770	**

  *Participant and non-participant directed
**Did not meet the 5% threshold, however, is presented for comparative purposes.

During 2007, the Plan's investments held outside of the Master Trust appreciated in value by $5,428,639 as follows:

Common collective funds	$1,391,125
Mutual funds	4,037,514
$5,428,639

ThePlan’s net investment loss from the Master Trust during 2007 was $12,399,467.

Index

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information

The Plan’s investment in the Modine Company Stock Master Trust Fund is held within a Master Trust.  The other participating plans in the Master Trust are the Modine 401(k) Retirement Plan for Hourly Employees and the Modine Employee Stock Ownership Plan prior to the merger on August 17, 2007 (Note 1).  The assets of the Master Trust are held by the trustee.  The trustee determines the Plan’s proportionate share of Master Trust assets based upon the participants' direction of investments to the underlying assets of the Master Trust and the Plan sponsor's allocation of Company contributions of Modine Manufacturing Company common stock on behalf of participants prior to 2007.  Master Trust investment income is allocated based upon the participant-directed balances of specific Master Trust investments held by the Plan.

The Plan's allocated share of the Master Trust's net assets at December 31, 2007 and 2006 is as follows:

	Plan's Share of Master Trust's Net Assets
	2007	2006
Modine Company Stock Master Trust Fund	56.49%	25.81%

The following net assets are held in the Modine Company Stock Master Trust Fund at December 31, 2007 and December 31, 2006:

	2007	2006
Investments at fair value
Modine Common Stock	$39,514,737	$75,565,420
Money market fund	2,974,160	694,894
Receivables	11,288	9,046
Due to broker	(4,805)	-
Net Assets	$42,495,380	$76,269,360

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2007 is as follows:

Net depreciation in fair value of Modine Common Stock	$(19,813,595)
Interest	77,597
Dividends on Modine Common Stock	1,811,944
Total	$(17,924,054)

Index

NOTES TO FINANCIAL STATEMENTS, continued

5.	Nonparticipant -Directed Investments

At December 31, 2006, the Modine Company Stock Master Trust Fund included certain nonparticipant-directed amounts.  Information about the net relating to the nonparticipant-directed investments in the Plan, as invested in the Master Trust is as follows:

December 31, 2006
Net Assets:
Modine Common Stock Fund	$15,259,334

At December 31, 2006, non-participant directed investments related to Company contributions which were initially invested in the Plan Sponsor's Stock.  With the passage of time, these contributions were able to be re-directed by the participants to investments other than the Plan Sponsor's Stock.  As of January 1, 2007, Company contributions are invested based on the participants’ investment elections for participant contributions.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

7.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2007 and 2006, approximately 16% and 17%, respectively, of the Plan's assets were invested in Modine Manufacturing Company common stock, through the Modine Company Stock Master Trust Fund.

Index

NOTES TO FINANCIAL STATEMENTS, continued

9.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2007 and 2006, the Plan held shares of common collective funds and a money market fund managed by Marshall & Ilsley Trust Company N.A.  Marshall & Ilsley Trust Company N.A is the Plan Trustee and the Trustee of the Master Trust, therefore these investments and transactions therein are considered party-in-interest.  The total of these investments as of December 31, 2007 and 2006 was $33,154,419 and $28,326,807, respectively.

The Plan holds units in the Modine Company Stock Master Trust Fund, which holds underlying assets including Modine Manufacturing Company stock.  Modine Manufacturing Company is the plan sponsor, therefore these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock owned by the Master Trust and the Plan’s share of the Master Trust assets.

Participants are also allowed to take loans from their accounts in the Plan.  These loans also qualify as party-in-interest investments and totaled $555,250 and $730,387 at December 31, 2007 and 2006, respectively.

Professional fees for the administration and audit of the Plan for 2007 of $70,304 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

10.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.  Participants in the Modine Employee Stock Ownership Plan ("Modine ESOP Plan") were also allowed to transfer funds from the Modine ESOP Plan to the Modine 401(k) Retirement Plan for Salaried Employees, under the investment diversification provisions of the Modine ESOP Plan, prior to the merger on August 17, 2007 (Note 1).  The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2007 resulted from these types of transfers.

11.	Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31:

	2007	2006

Net assets available for benefits per the financial statements	$139,958,732	$120,329,951
Adjustment for loan defaults	-	(8,606)
Net assets per the Form 5500	$139,958,732	$120,321,345

Following is a reconciliation of the increase in net assets available for benefits per the financial statements to the increase in net assets per the Form 5500 for the year ended December 31, 2007:

Increase in net assets available for benefits per the financial statements	$19,628,781
Prior year loan defaults	8,606
Increase in net assets per the Form 5500	$19,637,387

Index

SUPPLEMENTAL SCHEDULE

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

		Common Collective Funds
*	Marshall & Ilsley Trust Company	Diversified Income Fund	**	$6,747,165

*	Marshall & Ilsley Trust Company	Growth Balanced Fund	**	6,279,955

*	Marshall & Ilsley Trust Company	Diversified Stock Fund	**	7,866,262

*	Marshall & Ilsley Trust Company	Stable Principal Fund	**	12,261,037

		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index Fund	**	16,884,510

	Goldman Sachs Trust	Mid-Cap Value Fund	**	7,545,884

	American Funds, Inc.	Growth Fund of America	**	9,545,356

	Dodge and Cox	Dodge and Cox Stock Fund	**	11,073,075

	Fidelity Advisor Series VIII	Diversified International Fund	**	12,759,913

	Wells Fargo Funds Trust	Advantage Small-Cap Value Fund	**	12,367,360

	PIMCO Funds	Total Return Fund	**	1,638,756

	Vanguard Group Inc.	Vanguard Small-Cap Index Fund	**	87,716

	Munder Capital Management	Munder Mid-Cap Core Growth Fund	**	5,383,599

	Vanguard Group Inc.	Vanguard Mid-Cap Index Fund	**	60,930

	Dimensional Fund Advisors LP	DFA International Value Portfolio	**	726,525

	Vanguard Group Inc.	Vanguard Developed Markets Index Fund	**	250,478

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015 Fund	**	24,634

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005 Fund	**	4,861

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010 Fund	**	172

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

(continued)

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020 Fund	**	$397,630

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050 Fund	**	12

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045 Fund	**	7,724

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035 Fund	**	36,486

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025 Fund	**	14,782

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030 Fund	**	193,750

	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040 Fund	**	2,061

	Vanguard Group Inc.	Vanguard Intermediate-Term Bond Index Fund	**	182,762

		Other
*	Marshall & Ilsley Trust Company	Modine Company Stock Master Trust Fund(Common Stock and Marshall MoneyMarket Fund)	**	24,006,220

*	Participant Loans	5.00 - 10.25% interest rate, various maturity dates through April 1, 2016	**	555,250

				$136,904,865
*	Represents party-in-interest to the Plan.
**	Investments are Participant directed; cost not required to be disclosed.

Index

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

June 27, 2008	/s/ Gregory T. Troy
Date	Gregory T. Troy